[redacted]

SECURITI 06050107 N

SEC MAIL PROCESSING SECTION RECEIVED AUG 3 0 2006 WASH, D.C. 219

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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| SEC FILE NUMBER |
|---|
| 8-20957 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/05 (MM/DD/YY) AND ENDING 6/30/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Krambo Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Presidio of San Francisco Mail Call Box 29310
(No. and Street)

San Francisco (City) CA (State) 94129-0310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen McInerney (415) 281-4100
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

PO Box 2984, 491 S. Washburn St. Suite 100 (Address) Oshkosh (City) WI (State) 54903-2984 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 2 9 2006 THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 9\28

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Ronald J. Gruber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Krambo Corporation, as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JULIE M. WALSH
NOTARY PUBLIC MONROE CO., MI
MY COMMISSION EXPIRES Jul 24, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## KRAMBO CORPORATION

TABLE OF CONTENTS

**Virchow, Krause & Company, LLP**
**Certified Public Accountants & Consultants**

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Krambo Corporation
San Francisco, California

We have audited the accompanying statements of financial condition of Krambo Corporation as of June 30, 2006 and 2005 and the related statements of operations, changes in stockholder's equity and comprehensive loss, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Krambo Corporation as of June 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Oshkosh, Wisconsin
August 14, 2006

## KRAMBO CORPORATION

STATEMENTS OF FINANCIAL CONDITION
June 30, 2006 and 2005

### *ASSETS*

| | 2006 | 2005 |
|---|---|---|
| Cash and cash equivalents | $ 15,437 | $ 18,020 |
| Income tax refund receivable | - | 440 |
| Prepaids and other assets | - | 2,849 |
| Available-for-sale investments | - | 32,580 |
| Office furniture and equipment, net | 1,848 | - |
| **TOTAL ASSETS** | $ 17,285 | $ 53,889 |

### *LIABILITIES AND STOCKHOLDER'S EQUITY*

| | 2006 | 2005 |
|---|---|---|
| Accounts payable | $ - | $ 7,276 |
| Total Liabilities | - | 7,276 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, $1 par value per share<br>5,000 shares authorized<br>2,000 shares issued and outstanding | 2,000 | 2,000 |
| Additional paid-in capital | 336,000 | 235,000 |
| Accumulated other comprehensive loss | - | (10,020) |
| Accumulated deficit | (320,715) | (180,367) |
| Total Stockholder's Equity | 17,285 | 46,613 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 17,285 | $ 53,889 |

See accompanying notes to financial statements.

## KRAMBO CORPORATION

STATEMENTS OF OPERATIONS
Years Ended June 30, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| **REVENUES** | | |
| Fees | $ 58,500 | $ - |
| Other revenue | 8,635 | - |
| Total revenues | 67,135 | - |
| **EXPENSES** | | |
| Salaries | 26,685 | 67,816 |
| Travel and entertainment | 21,449 | 11,835 |
| Insurance | 3,705 | 30,535 |
| Payroll taxes | 4,530 | 6,044 |
| Rent | 40,542 | - |
| Contracted services | 43,515 | 13,175 |
| Regulatory services | 2,436 | 2,059 |
| Other taxes | 603 | 588 |
| Depreciation | 240 | 7,398 |
| Legal and accounting | 10,624 | 10,237 |
| Telephone | 3,972 | 4,553 |
| Stationary and supplies | 2,834 | 2,735 |
| Postage | 670 | 1,006 |
| Subscriptions and memberships | 1,326 | 1,243 |
| Computer expenses | 342 | 472 |
| Miscellaneous expenses | 2,387 | 1,141 |
| Total expenses | 165,860 | 160,837 |
| **OTHER INCOME (EXPENSE)** | | |
| Interest income | 977 | 842 |
| Loss of disposal of fixed assets | - | (10,794) |
| Loss on sale of available-for-sale investments | (10,020) | (13,553) |
| Net Other Expense | (9,043) | (23,505) |
| **NET LOSS** | $ (107,768) | $ (184,342) |
| **PER SHARE NET LOSS** | $ (53.88) | $ (92.17) |

See accompanying notes to financial statements.

# KRAMBO CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY AND COMPREHENSIVE LOSS
Years Ended June 30, 2006 and 2005

| | Common Stock | Additional Paid-in Capital | Accumulated Other Comprehensive Loss | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|---|
| BALANCES, JUNE 30, 2004 | $ 2,000 | $ 140,000 | $ (40,200) | $ 5,475 | $ 107,275 |
| Capital contribution from stockholder | - | 95,000 | - | - | 95,000 |
| COMPREHENSIVE LOSS | | | | | |
| 2005 Net loss | - | - | - | (184,342) | (184,342) |
| Other comprehensive loss | | | | | |
| Realized loss on securities | - | - | 20,100 | - | 20,100 |
| Unrealized gain on securities | - | - | 10,080 | - | 10,080 |
| COMPREHENSIVE LOSS | - | - | - | - | (154,162) |
| Distributions | - | - | - | (1,500) | (1,500) |
| BALANCES, JUNE 30, 2005 | 2,000 | 235,000 | (10,020) | (180,367) | 46,613 |
| Capital contribution from stockholder | - | 101,000 | - | - | 101,000 |
| COMPREHENSIVE LOSS | | | | | |
| 2006 Net loss | - | - | - | (107,768) | (107,768) |
| Other comprehensive gain | | | | | |
| Unrealized gain on securities | - | - | 10,020 | - | 10,020 |
| COMPREHENSIVE LOSS | - | - | - | - | (97,748) |
| Distributions | - | - | - | (32,580) | (32,580) |
| BALANCES, JUNE 30, 2006 | $ 2,000 | $ 336,000 | $ - | $ (320,715) | $ 17,285 |

See accompanying notes to financial statements.

## KRAMBO CORPORATION

STATEMENTS OF CASH FLOWS
Years Ended June 30, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ (107,768) | $ (184,342) |
| Adjustments to reconcile net loss to net cash flows from operating activities: | | |
| Depreciation | 240 | 7,398 |
| Loss on disposal of property and equipment | - | 10,794 |
| Loss on sale of available-for-sale investments | 10,020 | 13,553 |
| Changes in operating assets and liabilities: | | |
| Income tax refund receivable | 440 | 72 |
| Federal tax deposit | - | 443 |
| Prepaids and other assets | 2,849 | 1,027 |
| Accounts payable | (7,276) | (2,937) |
| Net Cash Flows from Operating Activities | $ (101,495) | $ (153,992) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Capital expenditures | (2,088) | (849) |
| Proceeds from sale of assets | - | 1,500 |
| Capital contribution from stockholder | 101,000 | 95,000 |
| Cash paid for purchase of investments | - | (22,500) |
| Proceeds from sale of investments | - | 25,447 |
| Net Cash Flows from Investing Activities | 98,912 | 98,598 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Distributions to stockholder | - | (1,500) |
| Net Cash Flows from Financing Activities | - | (1,500) |
| **Net Change in Cash and Cash Equivalents** | (2,583) | (56,894) |
| CASH AND CASH EQUIVALENTS - Beginning of Year | 18,020 | 74,914 |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ 15,437 | $ 18,020 |
| **Supplemental cash flow disclosures** | | |
| Cash paid (refunded) for income taxes | (440) | 728 |
| **Noncash investing and financing activities** | | |
| Distributions to stockholder of available-for-sale investments | $ 32,580 | $ - |

See accompanying notes to financial statements.

## NOTE 1 - Summary of Significant Accounting Policies

*Company's Activities and Operating Cycle*

Krambo Corporation "the company" functions primarily as an investment broker in the private placement of debt securities with institutional investors.

The company recognizes the initial nonrefundable portion of its financing fees upon commitment of the loan by the institutional investors. The remaining portion is recognized following the closing of the transaction (usually approximately 3 months later).

*Cash and Cash Equivalents*

The company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The company maintains its cash balances in two financial institutions. These balances are insured by the Securities Investor Protection Corporation up to $100,000.

*Available-For-Sale Investments*

The company's investment in securities were stated at market and were classified as available-for-sale investments.

*Office furniture and equipment*

Furniture and equipment are stated at cost. Major expenditures for furniture and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Furniture and equipment are being depreciated for financial reporting purposes using straight-line and accelerated methods over the following estimated useful lives:

| | Years |
|---|---|
| Office furniture and equipment | 3 |
| Computer equipment | 5 |

*Income Taxes*

The company is an S Corporation for federal income tax reporting purposes. Substantially all income and income tax credits are passed directly to the stockholder. Consequently no provision for federal income taxes is included in the accompanying financial statements.

For state tax purposes, the company has elected to be taxed under the California Bank and Corporation Tax Fairness, Simplification and Conformity Act of 1987, which imposes a tax at the corporation level at the greater of 2.5 percent of income before taxes or a minimum tax.

## NOTE 1 - Summary of Significant Accounting Policies (cont.)

*Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Reclassification*

For comparability, certain 2005 amounts have been reclassified to conform with classifications adopted in 2006.

## NOTE 2 - Office Furniture and Equipment

*The major categories of office furniture and equipment at June 30 are summarized as follows:*

| | 2006 | 2005 |
|---|---|---|
| Office equipment | $ 603 | $ - |
| Computer equipment | 1,485 | - |
| Total office furniture and equipment | 2,088 | - |
| Less: accumulated depreciation | (240) | - |
| Office furniture and equipment, net | $ 1,848 | $ - |

## NOTE 3 - Available-for-sale Investments

Available-for-sale investments consist of marketable equity securities and warrants. These securities are being accounted for in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, the unrealized gains (losses) associated with these securities were reported in the equity section as a component of accumulated other comprehensive loss.

Following is a summary of the gross unrealized gains and losses for marketable securities classified as available-for-sale as of June 30, 2005:

| | 2005 | | | |
|---|---|---|---|---|
| | Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| Equity securities | $ 42,600 | $ - | $ 10,020 | $ 32,580 |

On July 1, 2005, the available-for-sale investments were distributed to the owner of the company and the previously unrealized loss of $10,020 was recognized.

## NOTE 4 - Lease

The company was leasing office space during the year ended June 30, 2006 from a related party. Total payments on this lease were $30,975. The lease expired in June 2006.

The company entered into an operating lease for storage space in May 2006. The lease is on a month-to-month basis and rental payments of $358 are payable monthly.

## NOTE 5 - Related Party Transactions

The company contracts with SMI Financial, a related party through common ownership for certain professional services. The total amount paid during the year ended June 30, 2006 for these services was $36,780.

## NOTE 6 - Capital Requirements

The company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. At June 30, 2006 the company had net capital and required net capital of $10,058 and $5,000, respectively, and the company's ratio of aggregate indebtedness to net capital was approximately 0 to 1.

## NOTE 7 - Major Customers

There was no revenue received in 2005. In 2006, the company received all revenue from one customer.

## SUPPLEMENTAL INFORMATION

Virchow, Krause & Company, LLP

Certified Public Accountants & Consultants

# INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Krambo Corporation
San Francisco, California

We have audited the accompanying financial statements of Krambo Corporation as of and for the years ended June 30, 2006 and 2005, and have issued our report thereon dated August 14, 2006. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental information hereafter as of and for the year ended June 30, 2006 is presented for the purposes of additional analysis and is not a required part of the basic financial statements for that year, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Oshkosh, Wisconsin
August 14, 2006

# EXEMPTIVE PROVISIONS

25.
If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

| Clearing Firm SEC#s | Name | Product Code |
|---|---|---|
| 8-____ [4335A] | ____ [4335A2] | ____ [4335B] |
| 8-____ [4335C] | ____ [4335C2] | ____ [4335D] |
| 8-____ [4335E] | ____ [4335E2] | ____ [4335F] |
| 8-____ [4335G] | ____ [4335G2] | ____ [4335H] |
| 8-____ [4335I] | ____ [4335I2] | ____ [4335J] |

D. (k)
(3)--Exempted by order of the Commission ☐ [4580]

# COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | 17,285 [3480] |
| 2. | Deduct ownership equity not allowable for Net Capital | | [3490] |
| 3. | Total ownership equity qualified for Net Capital | | 17,285 [3500] |
| 4. | Add: | | |
| A. | **Liabilities subordinated to claims of general creditors allowable in computation of net capital** | | 0 [3520] |
| B. | **Other (deductions) or allowable credits (List)** | | |
| | [3525A] | [3525B] | |
| | [3525C] | [3525D] | |
| | [3525E] | [3525F] | 0 [3525] |
| 5. | Total capital and allowable subordinated liabilities | | 17,285 [3530] |
| 6. | Deductions and/or charges: | | |
| A. | **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** | 1,848 [3540] | |
| B. | **Secured demand note deficiency** | [3590] | |
| C. | **Commodity futures contracts and spot commodities - proprietary capital charges** | [3600] | |
| D. | **Other deductions and/or charges** | [3610] | -1,848 [3620] |

7. Other additions and/or credits (List)

| | | |
|---|---|---|
| [3630A] | [3630B] | |
| [3630C] | [3630D] | |
| [3630E] | [3630F] | 0 [3630] |

8. Net capital before haircuts on securities positions — 15,437 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. **Contractual securities commitments** — [3660]

B. **Subordinated securities borrowings** — [3670]

C. **Trading and investment securities:**

1. **Exempted securities** — 379 [3735]

2. **Debt securities** — [3733]

3. **Options** — [3730]

4. **Other securities** — [3734]

D. **Undue Concentration** — [3650]

E. **Other (List)**

| | |
|---|---|
| [3736A] | [3736B] |
| [3736C] | [3736D] |
| [3736E] | [3736F] |

| | | |
|---|---|---|
| | 0 [3736] | -379 [3740] |
| 10. Net Capital | | 15,058 [3750] |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | |
|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | 0 [3756] |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) | 5,000 [3758] |
| 13. Net capital requirement (greater of line 11 or 12) | 5,000 [3760] |
| 14. Excess net capital (line 10 less 13) | 10,058 [3770] |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | 15,058 [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | 0 [3790] |
| 17. Add: | | |
| A. Drafts for immediate credit | [3800] | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | [3810] | |
| C. Other unrecorded amounts(List) | | |
| [3820A] | [3820B] | |

| | | |
|---|---|---|
| [3820C] | [3820D] | |
| [3820E] | [3820F] | |
| | 0 [3820] | 0 [3830] |

19. Total aggregate indebtedness — 0 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 0 [3850]

## OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 0 [3860]

| | |
|---|---|
| *Non-allowable assets | |
| Office Furniture and equipment | $ 1,848 |
| *Haircuts on Securities | |
| 2% on Money Market (2% on $13,859) | $ 277 |
| 7% on ONMA, other money market funds (7% on $1,454) | 102 |
| | $ 379 |

There are no material differences between the above net capital computation and the company's corresponding unaudited part II filing.

**_Virchow, Krause & Company, LLP_**

**Certified Public Accountants & Consultants**

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Krambo Corporation
San Francisco, California

In planning and performing our audit of the financial statements of Krambo Corporation (the company) as of and for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than specified parties.

Virchow, Krause & Company, LLP

Oshkosh, Wisconsin
August 14, 2006